Matcherino, Inc.

Balance Sheet Unaudited
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts		
1000 Cash and Cash Equivalents		
1001 Business Savings (0432)	877,656.98	532,716.96
1002 Check Payouts	18,123.79	5,926.31
1003 Funds Clearing	45,505.32	78,579.46
1004 Matcherino Chk	222,908.51	140,638.50
1005 PayPal Bank	642,307.86	767,299.08
1007 Payroll Clearing	0.00	4.00
Total 1000 Cash and Cash Equivalents	**1,806,502.46**	**1,525,164.31**
1008 PayPal Bank (EUR)	0.00	0.00
Total Bank Accounts	**$1,806,502.46**	**$1,525,164.31**
Accounts Receivable		
1200 Accounts Receivable	35,787.13	139,711.27
Total Accounts Receivable	**$35,787.13**	**$139,711.27**
Other Current Assets		
1400 Prepaid Expenses and Other Current Assets	17,308.69	0.00
1410 Due from Barc, Inc.	0.00	0.00
1420 Loan to Shareholder	0.00	0.00
1430 Other Current Assets	0.00	0.00
Total 1400 Prepaid Expenses and Other Current Assets	**17,308.69**	**0.00**
1450 Uncategorized Asset	3,917.35	-49,033.70
Total Other Current Assets	**$21,226.04**	**$ -49,033.70**
Total Current Assets	**$1,863,515.63**	**$1,615,841.88**

Matcherino, Inc.

Balance Sheet Unaudited
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
Fixed Assets		
1500 Property and Equipment		
1510 Accumulated Depreciation	-7,116.99	-8,000.31
1520 Intangible Assets		
1530 Domain Name Purchase	0.00	0.00
Total 1520 Intangible Assets	**0.00**	**0.00**
1540 Original cost	13,481.09	13,481.09
Total 1500 Property and Equipment	**6,364.10**	**5,480.78**
Total Fixed Assets	**$6,364.10**	**$5,480.78**
Other Assets		
1600 Other Assets		
1620 Security Deposit	0.00	0.00
Total 1600 Other Assets	**0.00**	**0.00**
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$1,869,879.73**	**$1,621,322.66**

Matcherino, Inc.

Balance Sheet Unaudited
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable	1,549.50	5,616.50
Total Accounts Payable	**$1,549.50**	**$5,616.50**
Credit Cards		
2010 Corporate Credit Card	-234.64	-62.02
Total Credit Cards	**$ -234.64**	**$ -62.02**
Other Current Liabilities		
2100 Accrued Payroll and Benefits	37,930.97	20,477.33
2110 Accrued Vacation	0.00	0.00
Total 2100 Accrued Payroll and Benefits	**37,930.97**	**20,477.33**
2200 Other Current Liabilities		
2210 Accrued Expenses	0.00	0.00
2220 Contributions Held in Trust	800,302.64	1,107,659.14
2230 Convertible Note Payable	200,080.00	142,134.70
Total 2200 Other Current Liabilities	**1,000,382.64**	**1,249,793.84**
2300 Unearned Revenue	40,000.00	0.00
Total Other Current Liabilities	**$1,078,313.61**	**$1,270,271.17**
Total Current Liabilities	**$1,079,628.47**	**$1,275,825.65**
Total Liabilities	**$1,079,628.47**	**$1,275,825.65**
Equity		
3000 Common Stock	88,000.00	88,000.00
3001 Opening Balance Equity	-56.52	-56.52
3500 Retained Earnings	-5,038,198.42	-6,769,885.85
3510 Series A Preferred Stock	2,211,896.90	2,211,896.90
3511 Series A Preferred Financing Costs	-66,558.86	-66,558.86
Total 3510 Series A Preferred Stock	**2,145,338.04**	**2,145,338.04**
3520 Series Seed Preferred Stock	1,351,807.29	1,351,807.29
3522 Seed Series Financing Costs	-69,459.63	-69,459.63
Total 3520 Series Seed Preferred Stock	**1,282,347.66**	**1,282,347.66**
3530 Series A-1 Preferred Stock	4,139,978.53	4,969,294.46
3531 Series A-1 Financing Costs	-95,470.60	-95,470.60
Total 3530 Series A-1 Preferred Stock	**4,044,507.93**	**4,873,823.86**
Net Income	-1,731,687.43	-1,274,070.18
Total Equity	**$790,251.26**	**$345,497.01**
TOTAL LIABILITIES AND EQUITY	**$1,869,879.73**	**$1,621,322.66**